PERTH, AUSTRALIA 12 July 2005
Title Open Briefing
ORBITAL ANNOUNCES CHANGES IN MANAGEMENT

RPERTH, AUSTRALIA Orbital Corporation Limited Chairman Mr Don Bourke today announced that Mr Peter Cook, Managing Director and CEO, intends to stand down from his executive role with the Company effective 30 September 2005.

Dr Rodney Houston has been appointed as the Chief Operating
Officer and CEO elect, with immediate effect.

Mr Cook commented that Rod Houstons appointment brings increased emphasis on the Companys powertrain engineering services. He will initially focus on improving the efficiency of both sales and service to Orbitals current and future clients.
Orbital has significant potential in this area, particularly within developing Asian markets and the Company looks to further consolidate its strong regional position.

He added An ongoing part of the restructure of Orbital, which commenced nearly 4 years ago, has included the development and promotion of Orbitals own staff. These current changes continue to apply downward pressure on costs and will provide a further major reduction in the Companys overheads.

Dr Houston, who is currently Director of Engineering and Operations, holds a degree in Mechanical Engineering and a Ph.D from Queens University, Belfast and has been with the Company for over 16 years.

Dr Houston will continue to report to Mr Cook until 30 September 2005, after which time he will assume the position of Chief Executive Officer.

Mr Bourke said These arrangements will ensure a smooth transition of the CEO role. The Board is grateful for Peter Cooks significant contribution to the Company over the last three and half years during a period of major restructuring but recognises his desire to return to Melbourne for family reasons. We are pleased that there is the depth of talent within the organisation which has enabled us to appoint Rod Houston, who has demonstrated strong leadership and has personally contributed considerable technical innovation during his employment with Orbital.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668